UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DEXCOM, INC.
(Exact name of the registrant as specified in its charter)

Delaware	000-51222	33-0857544
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6340 Sequence Drive, San Diego, CA	92121
(Address of principal executive offices)	(Zip code)
Michael J. Brown
EVP, Chief Legal Officer
(858) 200-0200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________________.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
ITEM 1.01    CONFLICT MINERALS DISCLOSURE AND REPORT
Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of DexCom, Inc. (“Dexcom”) for the reporting period January 1, 2024 to December 31, 2024 is filed as Exhibit 1.01 hereto and is also publicly available on Dexcom’s website at https://investors.dexcom.com/sec-filings.1

ITEM 1.02    EXHIBIT
Dexcom has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form SD.

SECTION 3 - EXHIBITS
ITEM 3.01    EXHIBITS

Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.
1 The reference to Dexcom’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DEXCOM, INC.

By:	/s/ Michael J. Brown	Date: May 29, 2025
Michael J. Brown
Executive Vice President, Chief Legal Officer